Mail Stop 03-03

VIA FACSIMILE (317) 231-7433 and U.S. Mail

April 8,2005

Claudia V. Swhier, Esq.
Barnes & Thornburg LLP
11 South Meridian Street
Indianapolis, Indiana 46204
(317) 231-7231

Re:	Northeast Indiana Bancorp
      Preliminary Schedule 14A
      Filed March 16, 2005
      File No. 000-26012

      Schedule 13E-3
      Filed March 16, 2005
      File No. 005- 48437

Dear Ms. Swhier:

      We have reviewed the above filings for issues related to the
Schedule 13E-3 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
Schedule 14A

General

1. In your supplemental response, confirm to us that your proxy statement will be provided to your shareholders at least 20 calendar days prior to the vote on the proposals in accordance with Rule 13e-3(f)(i).

Fairness of the Split Transaction, page 3

Please state whether the subject company filing the statement reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders, as required by Item 1014 of Regulation M-A. Further, because the board relied on the opinion of Keefe Bruyette & Woods, Inc. in this matter, please state whether KBW believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. Please address fairness to both the continuing and non-continuing unaffiliated shareholders. We note the determination of fairness as to stockholders, including stockholders that are continuing stockholders and non-continuing, as stated by your board and KBW.

Proposal 1, page 13

2. Please describe the circumstances under which the board may abandon the transaction even if it is approved by the stockholders. Further, clarify whether there is a date by which the transaction must occur. Finally, state whether the board may determine to consummate the reverse split but not the forward.

Background of the Split Transaction, page 14

3. Please describe the strategic direction of the bank on which the directors focused at the October 26, 2004 meeting. In addition, describe the board`s consideration of a possible merger in more detail. We note that KBW discussed such a merger.

4. Please describe the time requirements that would be required from at least three employees at the bank, as discussed at the November 30, 2004 board meeting. Who estimated the time that would be required? Who found such time requirements to be at an unacceptable level and why?

5. Please describe the liability discussed by the directors at the November 30, 2004 meeting. Explain the board`s consideration of such liability regarding management and anyone else, including but not limited to directors, in the case of the company continuing as a public company. Explain why the elimination of such liability, by way of the going private transaction, is in the best interests of
you and your stockholders.   We note your discussion on page 14 that
your officers will not be required to certify the accuracy of your financial statements under SEC rules when you go private pursuant to this transaction.

6. Please describe the strategic alternatives and the strategic business plans discussed at the February 4, 2005 and February 10, 2005 board meetings, respectively. For example, describe the pros and cons of the potential merger considered by the board. Did the board consider whether a merger would address any of the concerns which prompted the board to consider a going-private transaction?

7. Please clarify, if true, that at the February 10, 2005 board meeting the directors discussed their view that the timing of the potential merger would not be in the best interests of those security holders who would not be cashed out in the going private transaction. Were the interests of the unaffiliated security holders being cashed out in the transaction considered regarding this matter?

8. Was any representation made by the prospective merger partner, that the tentative pricing discussions were flexible, open to discussion and change, or could rise? Was this matter considered by the board when it determined to reject such offer because the pricing discussions were on the low end of the pricing ranges discussed at the October 26, 2005 meeting? Were there any factors that distinguished this offer from the pricing information for mergers of comparable financial institutions that had been presented by KBW at the October 26 meeting? Was this discussed by the board?

9. Please identify the other matters considered in the "lengthy discussion" that preceded the conclusion that the board would not proceed with discussions with the prospective merger partner and should instead implement the going private transaction.

10. We note that the special committee was empowered to seek legal assistance from Barnes & Thornburg on the legal standards applicable to and steps required for the going private transaction.
Was the authority to retain legal counsel limited to the retention of Barnes & Thornburg? How was authority given and by whom? Was there any discussion about a possible conflict of interest in Barnes &
Thornburg representing both the special committee, representing the unaffiliated security holders, and NEIB?

11. We note that on February 11, 2005, a representative of the Special Committee contacted KBW to discuss its possible engagement as financial advisor to NEIB in the going private transaction. Was the special committee seeking services from KBW as well? Were these separate from the services sought by NEIB? Was there any discussion about a possible conflict of interest in KBW providing services to both the special committee, representing the unaffiliated security holders, and NEIB? Was the KBW engagement letter presented to the special committee at the March 3, 2005 meeting representing NEIB, the special committee, or both?

12. What was the basis for the determination that $23.50 would be an appropriate amount to pay unaffiliated security holders in the split transaction? What other bases were considered? What prices did the other bases support?

Fairness of the Split Transaction, page 20

13. Your discussion of the board`s determination of fairness must include an analysis of the extent, if any, to which the filing person`s beliefs are based on the factors described in Instruction 2 and paragraph (e) of Item 1014 of Regulation M-A and Item 1015 of Regulation M-A. Please discuss these factors in reasonable detail and, to the extent practicable, the weight assigned to each factor.

Does the board expressly adopt the fairness opinion of KBW as its own to satisfy its requirements under Item 1014?

Fairness Opinion of Financial Advisor, page 25

14. We note the reference to internal financial analysis and forecasts provided to the financial advisor for use in its fairness determination. These projections should be disclosed. You should also describe the material assumptions underlying them.

Other Going Private Transactions, page 27

15. Please state the percentage premium to 30-day average stock price of the $23.50 per share consideration offered to the shareholders in the reverse stock split.

Analysis of Recent Comparable Acquisition Transactions, page 28

16. Please explain your statement that "for purposes of this fairness opinion KBW believes that the consideration received by the shareholders does not have to represent a change of control premium."

17. Explain why KBW found the comparable group the most appropriate in deriving a comparable transaction value based on NEIB`s size and earnings. What are the size and earnings of the comparable companies?

Effects of the Split Transaction on NEIB, page 30

18. Please include a description of the federal tax consequences of the transaction on the company, affiliates and unaffiliated security holders. Does the company have any net operating losses that it may recognize? If so, please describe in detail. We note your discussion of federal tax consequences on page 34, but your discussion should address the consequences on the aforementioned groups.

19. Please include a description of the effects of the Rule 13e-3 transaction on the affiliates of the company. Please note that with respect to comment number 2, above, you may have an affiliate of the company as a Schedule 13E-3 filer. If this statement is filed by an affiliate of the company, the description required by paragraph
(d) of Item 1013 of Regulation M-A must include, but not be limited to, the effect of the Rule 13e-3 transaction on the affiliate`s interest in the net book value and net earnings of the company in terms
of both dollar amounts and percentages.   See Instruction 3 to Item
1013 of Regulation M-A.

Selected Historical and Pro Forma Financial Data, page 36

20. We note that you have incorporated by reference your annual report on Form 10-KSB for the fiscal year ended December 31, 2004 and that on page 51 you make an express statement that the financial statements are incorporated by reference. Please clearly identify the information incorporated by reference by page, paragraph, caption, or otherwise, as required by Instruction 3 to Item 13 of
Schedule 13E-3.

21. We note that you have provided summarized historical financial data for NEIB for each of the three years ended December 31, 2004. Please revise this section to include the entirety of the disclosure requirements of Item 1010 of Regulation M-A, including, but not limited to net sales or gross revenues, and gross profit as required by Item 1010(c)(1) of Regulation M-A and Section 210.1-02(bb)
(1)(ii) of Regulation S-X; and income per common share from continuing operations (basic and diluted, if applicable) and ratio of earnings to fixed charges as required by Items 1010(c)(2) and (4), respectiveely.

  Revocable Proxy

22. We note that in proposal one you ask security holders to vote for, against, or abstain the approval of two amendments to the Company`s articles of incorporation to effect a reverse 1-for-125 stock split followed immediately by a forward 125-for-1 stock split of common shares. Please tell us, in a supplemental response, why these two amendments should not be separated into two separate proposals. Please see Regulation 14a-4(a)(3) of the Proxy Rules and generally, the Fifth Supplement to the Manual of Publicly Available Telephone Interpretations (September 2004), Division of Corporation Finance.

Closing Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with a black-lined copy of the amended filing to expedite our review. Please furnish a cover letter with your amended filings that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.
If you have any questions please contact me at (202) 942-2903.


Very truly yours,


Celeste Murphy
Special Counsel
Office of Mergers & Acquisitions